Corporate Overview October 2016 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-212491 October 12, 2016

Motif Bio FORWARD LOOKING STATEMENTS All statements pertaining to future financial and/or operating results, future growth in research, clinical development, and potential opportunities for Motif Bio plc (the “Company”) and its products, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements. Any statements that are not historical fact (including, but not limited to, statements that contain words such as "will," "believes," "plans," "anticipates," "expects," "estimates") should also be considered to be forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development or commercialization of potential products, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, and other risks discussed in the Company’s registration statement on Form F-1 and other reports filed with the Securities and Exchange Commission (the “SEC”), which are available for review at http://www.sec.gov/. Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the Company's business. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation, except as required by law.

Motif Bio FREE WRITING PROSPECTUS STATEMENT This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus. We have filed a registration statement on Form F-1 (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/. The preliminary prospectus, dated October 12, 2016, is available on the SEC web site at http://www.sec.gov/. When available, electronic copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from the offices of H.C. Wainwright & Co., LLC by emailing placements@hcwco.com.

"… the world is heading towards a post-antibiotic era in which common infections will once again kill. If current trends continue, sophisticated interventions, like organ transplantation, joint replacements, cancer chemotherapy, and care of pre-term infants, will become more difficult or even too dangerous to undertake. **This may even bring the end of modern medicine as we know it.** We need to act now to make sure this does not happen."

Dr. Margaret Chan
Director-General of the World Health Organization
European Union Ministerial Conference on Antimicrobial Resistance



*Source: World Health Organization, Remarks at a high-level dialogue on antimicrobial resistance with UN Member States, New York, USA, 18 April 2016.*

Bad Bugs Need Drugs
10x'20
Ten new **ANTIBIOTICS** by 2020

*Source: Cynthia Sears, M.D., Bad Bugs, Need Drugs.*

## "Bad Bugs Need Drugs" IDSA Initiative

- Drug-resistant infections and related morbidity and mortality are on the rise
- There were few antibiotics in the pipeline offering benefits over existing drugs in 2010
- IDSA supports development of 10 new systemic antibiotics by 2020


Declining rate of antibiotic approvals over the last three decades
Number of Approvals
20
15
10
5
0
1983-1987
1988-1992
1993-1997
1988-2002
2003-2007
2008-2012
Years

*Source: Spellberg et al.; BCIQ: BioCentury Online Intelligence*

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Compelling Investment Rationale Near-term Product Opportunity Iclaprim, a novel antibiotic targeting multi-drug resistant Gram-positive bacteria has been granted QIDP designation for ABSSSI and HABP Two Phase 3 trials currently enrolling patients; data read-out expected in 2Q2017 (REVIVE-1), 2H2017 (REVIVE-2) Significant Commercial Potential Addressing critical unmet need to treat serious and life-threatening ABSSSI and HABP/VABP infections in hospitalized patients with renal impairment Differentiated Product Profile Under-utilized MOA with data supporting clinical value of iclaprim, especially in patients with renal impairment Extensive Track Record Experienced team brings relevant clinical, scientific, regulatory, manufacturing, financial, commercial expertise Multiple Growth Catalysts Near- and mid-term milestones, including Fast Track Status and Priority Review for iclaprim, offer multiple opportunities for value creation QIDP = Qualified Infectious Disease Product

Late Stage Pipeline with Multiple Value Drivers Stage of Development Product Candidate Indications Discovery Preclinical Phase 1 Phase 2 Phase 3 Upcoming Milestone Iclaprim (IV) ABSSSI HABP / VABP Pediatric Indications MTF-101 (IV/oral) Osteomyelitis, Prosthetic Joint Infection Data readout expected in 2Q2017 Data readout expected in 2H2017 Complete Phase 3 preparations by year end 2016 Preclinical and formulation work ongoing Preclinical and formulation work ongoing REVIVE–1 REVIVE–2 INSPIRE

Inpatient MRSA Infections Are a Growing Threat Life-Threatening hospital MRSA infections result in increased patient morbidity and mortality, hospitalization costs and resistance MORBIDITY RESISTANCE “Drug-Resistant Versions of Organisms such as S. aureus are Increasing the Risk of Post-Operative Infection” -The Economist, May 2016, When the Drugs don’t Work “Staphylococcus aureus is a leading cause of bacteremia and infective endocarditis as well as osteoarticular, skin and soft tissue, pleuropulmonary, and device-related infections.” – Tong et al, Clin Microbiol Rev July 2015 “Hospital Acquired MRSA Can Have a Mortality Rate More than Double that of Methicillin-Susceptible Strains and be more than twice as expensive to treat” – Review on Antimicrobial Resistance, May 2016 “Patients with Health Care Associated Antimicrobial Resistant Infections, including MRSA, had a Higher Death Rate, & Hospital Charges” - Clinical Infectious Diseases, June 2012 COST MORTALITY MRSA – methicillin-resistant Staphylococcus aureus

# Despite Limitations, Vancomycin Is the Standard of Care for Inpatient MRSA Infections

**Estimated Market Share of Therapy Days**
**Leading Gram-Positive Antibacterials**



Other[1] Gram-positive antibacterials ~26% Share of days of therapy
Vancomycin ~74% share of days of therapy
Vancomycin
Other Gram positive antibacterial therapies

## EFFICACY ISSUES

- Need for adjunctive antibiotics
- 12.6 days of treatment
- 19.0 days of hospitalization, including ICU days and additional complications

## SAFETY ISSUES

- Nephrotoxicity
- Ototoxicity
- Drug monitoring required for dosage adjustment

## RESISTANCE ISSUES

- First reported more than 20 years ago[3]
- Increasing MIC creep with vancomycin over the past decade

## COST ISSUES

- Estimated $24,000 per patient[2]
- Increased LOS results in higher hospitalization costs for patients with renal impairment

[1] Other includes daptomycin, linezolid, oritavancin, dalbavancin
Source: Market Share estimated using multiple data sources, including IMS Health, 3 year sales and unit trend data for selected Gram-positive antibacterials through December 2015
[2] Shah, N et al, Direct medical costs associated with using vancomycin in methicillin-resistant Staphylococcus aureus infections: an economic Model, 2004 , Current Medical Research and Opinion, 20:6, 779-790, Engemann et al, Adverse Clinical and Economic Outcomes Attributable to MRSA Surgical Site Infections, Clinical Infectious Diseases, 2003:36, 592-8, For Vancomycin assumes total treatment costs for hospitalized ABSSSI with renal insufficiency are ~20% higher than treatment costs reported by Shah, et al
[3] Courvalin, P, Vancomycin Resistance in Gram-Positive Cocci , Clin Infect Dis. (2006) 42 (Supplement 1): S25-S34

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High Unmet Need – Hospitalized ABSSSI Patients with Renal Impairment Halilovic et al, Journal of Infection (2012) 65, 128-134 (n = 106), evaluable patients hospitalized with cellulitis/cutaneous abscess Engemann et al, Adverse outcomes attributable to MRSA surgical site infections, Clinical Infectious Diseases, 2003; Carratala et al, Factors associated with complications, European Journal of Clinical Microbiological Infectious Disease, 2003. Assessment of Iclaprim Commercial Opportunity in the Gram-Positive Antibiotic Hospital Market, BAL Pharma Consulting, LLC (May 18, 2016). Estimated 3.6mm hospitalized ABSSSI patients in the U.S. annually Up to 936,000 (26%) have renal impairment Estimate up to 26% of hospitalized patients with ABSSSI have renal impairment Sizeable and growing patient segment Significantly longer hospital stays and increased hospitalization costs due to comorbidities have been reported High unmet medical need

# Iclaprim Can Fill Treatment Gap – Hospitalized ABSSSI Patients with Renal Impairment

## ECONOMIC NEED

✓ Diabetes and renal disease predict increased LOS and hospital costs for **MRSA** Skin/Skin Structure Infections (SSSI)[1]

## CLINICAL NEED

✓ Patients with MRSA SSI are more likely to have renal impairment and/or diabetes compared with MSSA SSSI[1]

## CLINICIAN MARKET RESEARCH (Apr/May 2016)

*45 Hospital Clinicians, including 15 ID specialists, 15 hospital pharmacy directors, 10 hospitalists/critical care, 5 ER physicians[2]*
*Nearly three-quarters of respondents participate on hospital P&T formulary committees*

✓ Respondents estimated that on average 39% of skin infection patients have moderate to severe renal impairment, and many expect this rate to increase

✓ Clinicians viewed a target product profile for **iclaprim**

✓ Clinicians were asked to predict how they would treat their next 20 patients with MRSA skin infections if **iclaprim** was on their formulary. On average, respondents would use **iclaprim** in:

- 40% of patients with moderate to severe renal impairment
- 30% of patients with mild renal impairment
- 20% of patients without renal impairment

[1]Engemann JJ, et al. *CID*. 2003;36:592-598.
[2] Assessment of Iclaprim Commercial Opportunity in the Gram-Positive Antibiotic Hospital Market, BAL Pharma Consulting, LLC (May 18, 2016).
Note: One of Motif's retained consultants acts as principal for BAL Consulting

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# Iclaprim Has Potential to Offer Advantages Over Standard of Care Hospital MRSA Therapies

| | Standard-of-Care Gram-Positive Hospital Antibiotics* | | | ICLAPRIM |
|---|---|---|---|---|
| | Vancomycin | Daptomycin | Linezolid | |
| Class | Glycopeptide | Lipopeptide | Oxazolidinone | Diaminopyrimidine |
| Bactericidal/ Bacteriostatic | Bactericidal | Bactericidal | Bacteriostatic | Rapidly bactericidal |
| Dosing | Weight-based, monitoring required | Weight-based, high cost in obese patients | Fixed dose | Fixed dose |
| Resistance | Resistance reported, MIC "creep," VISA, VRSA | Resistance reported | Resistance reported | Data show low propensity for resistance |
| Safety | Nephrotoxic, ototoxic, infusion-related events | Myopathy, rhabdomyolysis, eosinophilic pneumonia, peripheral neuropathy | Myelosuppression (weekly CBC monitoring), serotonin syndrome, hypoglycemia when insulin or oral hypoglycemics are co-administered | Low incidence of QTc prolongation. Low incidence of AEs leading to discontinuation (2.4%) |
| Use in renal impairment | Risk of nephrotoxicity particularly at higher doses (e.g., obese patients), dosage adjustment required | Dosage adjustment required, decreased efficacy with moderate renal impairment | Primary metabolites accumulate with increasingly impaired renal function, more frequent adverse events including hematologic toxicity[1] | No dosage adjustment or monitoring required |
| Drug interactions | Careful monitoring with neurotoxic or nephrotoxic drugs | Consider suspending treatment with HMG-CoA reductase inhibitors | Close observation when SSRIs or adrenergic agents are co-administered | No clinically significant drug-drug interactions |

*Based on PIs for vancomycin, daptomycin and linezolid

[1]Cattaneo D, et al. Exp Opin Drug Metabol Toxicol. 2016;12:533-544.

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Iclaprim Can Fill Treatment Gap – Hospitalized ABSSSI Patients with Renal Impairment Potential for reduced hospital costs due to: Fixed dose = lower administration costs Shorter hospital stays REGULATORY BENEFITS COST BENEFITS Underutilized MOA inhibiting dihydrofolate reductase MOA BENEFITS Not nephrotoxic Does not require dose monitoring/adjusting in patients with renal impairment Effective against multiple Gram-positive bacteria, including multi-drug resistant strains Fast response – rapidly bactericidal CLINICAL BENEFITS Qualified Infectious Disease Product (QIDP) designation for ABSSSI and HABP grants 10 years of market exclusivity Fast Track and Priority Review EMA approval is expected to enable 10 years of EU market exclusivity REGULATORY BENEFITS REGULATORY BENEFITS Clinical and Commercial Potential of iclaprim

# Differentiated and Underutilized MOA

**Cell Wall Synthesis**

**Beta Lactams**
- Carbapenems
- Ceftazidine
- Ceftiroline
- Ceftobiprole
- Glycopeptide

**Peptidoglycan synthesis**
- Dalbavancin
- Oritavancin
- Telavancin
- Vancomycin

**Cell Membrane Integrity**
- Colistin
- Daptomycin

**Folate synthesis**
- Sulfonamides
- **Iclaprim**
- Trimethoprim



DHFR
DHFS
Tetrahydrofolate
Dihydrofolate
Folic acid
50S
30S

**Nucleic Acid Synthesis**

**DNA Gyrase**
- Ciprofloxacin
- Delafloxacin
- Gatifloxacin
- Levofloxacin
- Moxifloxacin

**RNA Polymerase**
- Rifampin

**Protein Synthesis**

**50S subunit**
- Clindamycin
- Lefamulin
- Linezolid
- Solithromycin
- Tedizolid

**30S subunit**
- Amikacin
- Doxycycline
- Eravacycline
- Gentamicin
- Kanamycin
- Minocycline
- Neomycin
- Omadacycline
- Streptomycin
- Tobramycin

- **Iclaprim** has an under-utilized MOA that remains effective even in bacteria that have developed resistance to other MOAs, first approval for this MOA in 30+ years
- Like trimethoprim, **iclaprim** is a DHFR inhibitor but increased hydrophobic activity allows **iclaprim** to inhibit the F98Y enzyme with nanomolar affinity, enabling **iclaprim** to overcome the mechanism of trimethoprim resistance[1]
- Increased potency of **iclaprim** avoids need for combination with a sulfonamide

[1]Oefner C, et al. J Antimicrob Chemother. 2009;63:687-698.

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MIC = minimal inhibitory concentration; MIC90 = minimum concentration required to inhibit 90% of isolates; MIC50 = minimum concentration required to inhibit 50% of isolates; MSSA = methicillin-susceptible S. aureus; MRSA = methicillin-resistant S. aureus 1 Farrell, David J. Ph.D., et al. 2012-2014 Antimicrobial Surveillance of Iclaprim, JMI Laboratories (August 2015). Activity (MIC90 / MIC50 µg/mL) of iclaprim vs. comparators against clinical isolates associated with ABSSSI and HABP1 S. aureus (n=1,178) MRSA (n=582) MSSA (n=596) Beta-hemolytic streptococcus (n=199) Iclaprim 0.12 / 0.06 0.5 / 0.06 0.12 / 0.06 0.25 / 0.06 Vancomycin 1 / 1 1 / 1 1 / 1 0.5 / 0.25 Daptomycin 0.5 / 0.25 0.5 / 0.25 0.5 / 0.25 0.25 / 0.12 Linezolid 1 / 1 1 / 1 1 / 1 1 / 1 Potent In Vitro Antibacterial Activity of Iclaprim Against Gram-Positive Bacteria

Iclaprim Fast Onset: Potential to Reduce Time in Hospital In vitro iclaprim achieves 99.9% kill against MRSA within 4-6 hours of drug exposure, versus 8 to 10 hours for vancomycin This is a representative time kill curve for 15 Gram-positive strains tested

Iclaprim induced only a small change in MIC after repeat passages Iclaprim caused no mutations in DHFR genes This is a representative time kill curve for 30 Gram-positive strains tested Induction of resistance with iclaprim: S. aureus ATCC 25923 Iclaprim Shows Low Potential for Resistance in In Vitro Studies 0 20 40 60 80 100 120 140 0 5 10 15 20 25 M I C ( m g / m l ) Passage Number Trimethoprim Iclaprim Rifampin

2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Phase 2 study in cSSSI Two Phase 3 studies (ASSIST-1 and ASSIST-2) in cSSSI Phase 2 study in HABP/VABP Preparation for Phase 3 study (INSPIRE) in HABP/VABP Studies completed/results reported Phase 3 studies underway Iclaprim Clinical Program Value Drivers ABSSSI HABP/VABP Rights to acquire up to 613kg of iclaprim API, valid through 2017* Expected data read-out from REVIVE-1 Expected data read-out from REVIVE-2

Phase 2 - Iclaprim Showed Excellent Efficacy in cSSSI This Phase 2 study compared the efficacy and safety of iclaprim and vancomycin in cSSSI Eradication rates for Gram-positive pathogens were: 90% for iclaprim at 0.8 mg/kg 80% for iclaprim at 1.6 mg/kg 72% for vancomycin at 1g Eradication rates for S. aureus were: 80% for iclaprim at 0.8 mg/kg 72% for iclaprim at 1.6 mg/kg 59% for vancomycin at 1g cSSSI - complicated skin and skin structure infection; ITT = intent to treat Krievens D, et al. Antimicrob Agents Chemother. 2009;53:2834-2840. Clinical Response at Test of Cure (ITT Population) Clinical cure rate at TOC visit (%) Iclaprim 0.8 mg/kg q12h Iclaprim 1.6 mg/kg q8h Vancomycin 1 g q12h 92.9 (26/28) 92.9 (26/28) 90.3 (28/31)

Phase 3 - Iclaprim Demonstrated High Clinical Cure Rates Study Population ICLAPRIM (0.8mg/kg Q12h IV) LINEZOLID (600mg Q12h IV) ITT (Intent to Treat) Pooled Clinical Cure (N=500) 411 (82.2%) (N=491) 419 (85.3%) Treatment Difference and 95% CI -3.1% [-7.9% to 1.6%] Arpida Phase 3 clinical trials (ASSIST 1 & 2) as reported to FDA in 2008

Phase 3 - Iclaprim compared favorably to Linezolid in patients with renal impairment ASSIST Post-Hoc Analyses: Renal Impairment Subgroup Mild 90> CrCl >60 (N=270) Moderate/Severe 60> CrCl >15 (N=144) ICL (N=135) LZD (N=135) ICL (N=71) LZD (N=73) Age, years, mean (SD) 54.2 (11.6) 50.6 (13.0) 66.6 (10.8) 65.2 (11.3) Endocrinologic, metabolic 29 (21.5%) 34 (25.2%) 31 (43.7%) 24 (32.9%) >1 AE, N (%) 61 (45.2%) 75 (55.6%) 41 (57.7%) 43 (58.9%) >1 SAE, n (%) 6 (4.4%) 4 (3.0%) 7 (9.9%) 5 (6.8%) > 1 drug-related AE, n (%) 26 (19.3%) 36 (26.7%) 14 (19.7%) 21 (28.8%) > 1 AE leading to discontinuation, n(%) 3 (2.2%) 2 (1.5%) 6 (8.5%) 3 (4.1%) Hypoglycemia 3 (2.2%) 6 (4.4%) 0 5 (6.8%) QTc prolongation 0 0 3 (4.2%) 3 (4.1%)

A post-hoc analysis was completed of data pooled from ASSIST-1 and -2 and endpoints of cessation of lesion spread and absence of fever PLUS cessation of erythema at 72 hours S. aureus accounted for 69.9% of all Gram-positive pathogens (39.9% MRSA) in the analysis Iclaprim achieved a rate of cessation of erythema spread and fever resolution comparable to that of linezolid in patients with cSSSI (73.6% vs 72.5%, respectively) Pooled ASSIST-1 and -2 Iclaprim (n) Linezolid (n) All patients 500 491 Responders 368 (73.6%) 356 (72.5%) Iclaprim Achieved Efficacy at a Surrogate for the Current Primary FDA Endpoint Huang D, et al. ID Week 2015. October 9; Dan Diego, CA. Poster 910.

Motif “REVIVE” Phase 3 ABSSSI Trials Underway Two trials, total of 1,200 patients, duration of treatment is 5 to 14 days Data read-out expected in 2Q2017 from REVIVE-1 and 2H2017 from REVIVE-2 Dalbavancin, oritavancin approved in 2014 with same design, endpoints Day 1 Day 2-3 Early Response (Reduction in lesion size >20%) is the FDA primary endpoint Up to Day 14 End of Treatment Post Treatment Evaluation, Test of Cure is the EMA primary endpoint Day 21 -28 Late Safety Follow-up Day 28 – 32 Iclaprim IV 80mg* q12h n=600 Vancomycin 15mg/kg q12h n=600 *Optimized dose - improves PD1 parameters associated with efficacy (AUC/MIC and T/MIC) by 30% and reduces Cmax, peak plasma levels, by 7%. 1Pharmacodynamic – the course of action, effect and breakdown of drugs within the body (Dictionary.com)

Iclaprim: Excellent Opportunity in HABP High and sustained iclaprim concentrations in epithelial lining fluid and alveolar macrophages were more than 20 and 30 times the serum concentration, respectively, throughout an entire 7 hour sampling period Iclaprim Achieves Good Lung Tissue Penetration in Healthy Volunteers Antibiotic Concentrations in Epithelial Lining Fluid (ELF) and Alveolar Macrophages (AM) Compared with Serum Levels Kiem S, et al. Infect Chemother. 2014;46:219-225.

Iclaprim 0.8 mg/kg q12h (n = 23) Iclaprim 1.2 mg/kg q8h (n = 24) Vancomycin 1 g q12h (n = 23) Clinical cure 73.9% 62.5% 52.2% Day 28 mortality 8.7% 12.5% 21.7% Phase 2 study in seventy patients with nosocomial pneumonia suspected or confirmed to be caused by Gram-positive bacteria were treated with one of two doses of iclaprim or with vancomycin for 714 days The primary efficacy endpoint was the proportion achieving a clinical cure 714 days post-treatment The authors concluded that iclaprim showed high clinical cure rates and a good safety profile Phase 2 - Clinical Cure Rates Numerically Higher than Vancomycin in HABP/VABP Huang D, et al. ID Week 2015. October 9; Dan Diego, CA. Poster 891.

INSPIRE - Phase 3 HABP/VABP Trial Phase 3 HABP/VABP Trial (INSPIRE) 720 patients, duration of treatment is 7 to 14 days Expect to finish Phase 3 preparations by year end 2016; trial completion expected within 36 months of first dosing Day 1 Up to Day 14 End of Treatment Test of Cure Resolution of signs & symptoms is the EMA primary endpoint Day 21 -28 Post Treatment Evaluation, All cause mortality is the FDA primary endpoint Day 28 Iclaprim 80mg IV q12h (n=360) Linezolid 600mg IV q12h (n=360)

Iclaprim: Significant Clinical and Commercial Potential

Financial Overview Publicly traded on AIM since April 2015 IPO; raised a total of ~$40mm The Company has 109,010,496 ordinary shares outstanding (Oct 10) Market capitalization $82mm (Oct 10) - 138mm shares (fully diluted, treasury method) Significant Shareholders Shareholding Percentage Amphion Group 28,729,875 26.36 Invesco 27,600,000 25.32 Aviva Investors Global Services Ltd. 9,333,924 8.56 6/30/16 cash balance – approximately $19.5 mm

Management Team Title Current Affiliations / Prior Experience Graham Lumsden, BVM&S, MRCVS, MCIM Chief Executive Officer & Executive Director Pete Meyers Chief Financial Officer David Huang, M.D., Ph.D. Chief Medical Officer Bob McCormack, Ph.D. Regulatory (US) Richard Peck, Ph.D. Regulatory (EU) Sergio Lociuro, Ph.D. Research & Development Mark VanArendonk, Ph.D. Manufacturing, CMC Lynda Berne MS, MBA Commercial, Sales Marketing, Reimbursement Proven Motif Leadership Team

# Scientific Advisory Board Comprised of ID Experts

| Advisory Board | | Current Affiliations / Prior Experience |
|---|---|---|
| Ralph Corey, M.D. | DukeMedicine | Professor of Medicine and Infectious Diseases at Duke University Medical Center; Director, Hubert-Yeargan Center for Global Health at Duke University; 30+ years of experience in ID research |
| Matthew Dryden, M.D., FRCPath | University of Southampton | Director of Infection, Hampshire Hospitals, Winchester and University of Southampton, UK; General Secretary of the British Society for Antimicrobial Chemotherapy |
| Tom File, M.D., M.S. | Northeast Ohio Medical University | Professor of Internal Medicine, Master Teacher and Chair of the Infectious Disease Section of Northeast Ohio Medical University; Chair, Division of Infectious Diseases, Summa Health System, Akron, Ohio; Past President of the National Foundation for Infectious Diseases |
| Jay Tischfield, Ph.D. | Rutgers | MacMillan Professor II and Founding Chair of the Department of Genetics at Rutgers University; Professor of Pediatrics and Psychiatry at Rutgers University; Director of the Human Genetics Institute of New Jersey; CEO and Scientific Director of RUCDR Infinite Biologics® |
| Antoni Torres, M.D. | Universitat de Barcelona | Professor of Medicine at Faculty of Medicine at the University of Barcelona; Head of the Respiratory Intensive Care Unit in the Department of Pneumology and Respiratory Allergy, Clinical Institute of the Thorax, Hospital Clinic of Barcelona |
| Marc Wilcox, M.D. | The Leeds Teaching Hospitals NHS Trust | Professor of Medical Microbiology at the University of Leeds; Head of Microbiology and Academic Lead of Pathology at Leeds Teaching Hospitals; Lead on *Clostridium difficile* for Public Health England; Deputy Chair of UK Department of Health's Antimicrobial Resistance and Healthcare Associated Infection (HCAI) Committee; Advisor to the Department of Health in England on HCAIs |

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2016 2017 2018 Phase 3 ABSSSI trials (REVIVE-1 and -2) FPI Phase 3 HABP trial (INSPIRE) preparation Ongoing Seeking ROW commercialization partner(s) Lifecycle Management Plan including pediatric formulation, oral formulation, osteomyelitis, prosthetic joint infections In-license Gram-positive and Gram-negative antibiotics US pre-commercialization strategy Near- and Mid-term Milestones Offer Multiple Opportunities for Value Creation Phase 3 ABSSSI REVIVE-1 data read-out Phase 3 ABSSSI REVIVE-2 data read-out File NDA and MAA for ABSSSI Potential FDA ABSSSI decision

Compelling Investment Rationale Near-term Product Opportunity Iclaprim, a novel antibiotic targeting multi-drug resistant Gram-positive bacteria has been granted QIDP designation for ABSSSI and HABP Two Phase 3 trials currently enrolling patients; data read-out expected in 2Q2017 (REVIVE-1), 2H2017 (REVIVE-2) Significant Commercial Potential Addressing critical unmet need to treat serious and life-threatening ABSSSI and HABP/VABP infections in hospitalized patients with renal impairment Differentiated Product Profile Under-utilized MOA with data supporting clinical value of iclaprim, especially in patients with renal impairment Extensive Track Record Experienced team brings relevant clinical, scientific, regulatory, manufacturing, financial, commercial expertise Multiple Growth Catalysts Near- and mid-term milestones, including Fast Track Status and Priority Review for iclaprim, offer multiple opportunities for value creation QIDP = Qualified Infectious Disease Product

Appendix

Potent In Vitro Antibacterial Activity of Iclaprim Against S. aureus 1 Laue H, et al. Antimicrob Agents Chemother. 2009;53:4542-4544. Median MIC (g/mL) MIC range (g/mL) Median MBC (g/mL) MBC range (g/mL) Iclaprim 0.09 0.060.125 0.10 0.060.125 Vancomycin 1.62 12 1.74 1 4 Teicoplanin 1.07 0.52 1.41 0.5 8 Linezolid 3.73 2 4 >32 >32 MICs and MBCs of iclaprim vs. comparators against 20 isolates of MRSA and MSSA1 The MIC and MBC of iclaprim were essentially identical against 10 isolates of MRSA and 10 isolates of MSSA, in contrast to comparator agents, with no difference between MRSA and MSSA A molecule is deemed to be bactericidal if the MBC/MIC ratio is less than 4 MIC = minimal inhibitory concentration; MBC = minimum bactericidal concentration; MSSA = methicillin-susceptible S. aureus; MRSA = methicillin-resistant S. aureus

Iclaprim – Attractive Addressable Opportunity in High Risk Hospitalized ABSSSI Patients with Co-Morbidities Empiric: vancomycin Renal impairment Empiric: iclaprim Diabetes Fails treatment Second line: iclaprim daptomycin On Statins Not on Statins No Yes Fails treatment Second line: iclaprim No Yes Empiric: vancomycin Empiric: iclaprim Up to 936,000 patients annually (U.S.) Hospitalized ABSSSI patients: Assess for Presence of Co-morbidities: Renal Impairment and/or Diabetes

Iclaprim Safety Profile Well-established ASSIST 1 & 2 Combined Adverse Events reported for at least 5% of Patients in Either Treatment Group Phase 3 cSSSI Combined Safety Population Iclaprim Linezolid Number of Patients (n=500) (N=491) n (%) n (%) Alanine aminotransferase (ALT) increased 33 (6.6%) 31 (6.3%) Aspartate aminotransferase (AST) increased 32 (6.4%) 26 (5.3%) Nausea 30 (6.0%) 39 (7.9%) Diarrhea 29 (5.8%) 22 (4.5%) Constipation 27 (5.4%) 19 (3.9%) Pyrexia 26 (5.2%) 10 (2.0%) Headache 30 (6.0%) 28 (5.7%) QT prolongation1 4 (0.8%) 2 (0.4%) Iclaprim has been studied in more than 600 patients/healthy volunteers in Phase 1, 2, 3 trials No safety concerns in FDA Complete Response Letter 1 No other cardiovascular side effects reported, such as torsade des pointes

# Develop Clinical & Economic Rationale for Iclaprim Hospital Formulary Access – 2H2016 through 2017

**Objective**:

- Build economic rationale for **iclaprim** account/hospital formulary access/share growth
- Generate data to support pricing assumptions – Phase 3 data powered to demonstrate non-inferiority vs vancomycin

**Initiatives**:

- Conduct high-level and qualitative market research with hospital P&T formulary members
  - Consideration of "cost of administration", DRG reimbursement
  - Consideration of potential **iclaprim** label, pricing ranges, "how supplied" and packaging configuration
- Evaluate new technology add-on payment for CMS submission; mine/generate data

**2H 2016** — **2017** — **Possible NDA filing**

**2H 2016:**

**RFP for Advisory Board**

**Build "mock" data scenarios & updated TPP /label**

**Review TPP/Data scenarios with advisors**

**Summarize findings**

**RFP for market research to "pressure test" advisory board findings**

**Conduct market research with hospital P&T members**

**2017:**

**Generate data which reflects learnings from advisors/ market research; Scenarios: data mining of REVIVE for renal impairment; Label implications**

Quant testing REVIVE data/ Positioning

**Retrospective review of EMR to generate updated cost estimate of ABSSSI renal impairment treated with vancomycin; Quantify co-morbidities of renal impairment patients**

Abbreviations: P&T = Pharmacy and Therapeutics; DRG = Diagnosis-related group; CMS = Centers for Medicare & Medicaid Services; RFP = request for proposal; TPP = Target Product Profile; EMR = electronic medical record; NDA = New Drug Application

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# Pre-Commercialization Priorities – 2H2016 through 2017

**Objective**:

- Inform key Motif constituents
  - Investors, partners, KOLs, P&T formulary committees, priority IDNs

**Initiatives:**

- Awareness/Publication plan (w/ vendor)
  - Mine Arpida dataset; generate real-world data ABSSSI/renal impairment
  - Disseminate *in-vitro* data to demonstrate **iclaprim** advantages
  - Deploy MSLs to priority IDNs



2H 2016
2017
Possible NDA filing
RFP for Advisory Board
Build "mock" data scenarios & updated TPP /label
Develop in-vitro & clinical data publication plan
Disseminate ID week abstracts
Build MSL plan: Analyze data to determine top potential hospital accounts, Generate deployment plan, Build MSL presentation, Identify metrics & budget
Deploy MSLs to priority IDNs
Execute Awareness Plan: Opinion Leader advocacy, in-vitro, clinical data dissemination plan, PR

Abbreviations: KOL = Key Opinion Leader; IDN = Integrated Delivery Network; MSL = Medical Science Liason

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